UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Massimo Group
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	3101 W Miller Road
City, State and Zip Code:	Garland, TX 75041

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2023 within the prescribed time period without unreasonable effort or expense because additional time to prepare the financial statements for the period ended December 31, 2023 is needed. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV —OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Yunhao Chen	877	881-6376
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues

Revenues increased by approximately $28.5 million, or 32.9%, from $86.5 million from fiscal 2022 to approximately $115.0 million in fiscal 2023. The increase in revenue was principally due to increased demand in the electric bike and fishing boat market. In 2022, shutdown of cities in China from April to June significantly affected our suppliers. We were completely out of stock for two out of the twelve months of 2022. The recovery of the electric bike and fishing boat markets was related to the reduction of impacts felt from the COVID-19 pandemic on manufacturing and the supply chain since 2022. An increase in demand and steady supply boosted our revenue in fiscal 2023 when compared with last year.

Revenue from sales of UTVs, ATVs and electric bikes

Revenue from sales of UTVs, ATVs and electric bikes increased by approximately $25.3 million, or 32.4%, from $78.0 million from fiscal 2022 to $103.3 million in fiscal 2023. The increase was primarily due to higher sales volume in fiscal 2023 compared with that in fiscal 2022. The increase in revenue was attributable to a decrease in sales return. Starting from 2023, we strategically reduced the sales return rate by changing customer type and adjusting our customer composition with different return policies, for instance, we are gradually shifting sales from big box with liberal return policies such as Costco, to big box with no or limited return policies, such as Tractor Supply Co.

Revenue from sales of Pontoon Boats

Revenue from sales of Pontoon Boats increased by approximately $3.2 million, or 37.9%, from $8.5 million from fiscal 2022 to $11.7 million in fiscal 2023. The increase in revenue was primarily attributable to strong demand in the Pontoon Boat market after stock supply returned to normal levels after the COVID-19 pandemic. Our sales volume increased from 174 boats in fiscal 2022 to 247 boats in fiscal 2023. In 2022, the shutdown of cities in China for two months affected our sales in fiscal 2022. Additionally, we put more resources on advertising and promotion of our Massimo Marine brand, which boosted our sales fiscal 2023 when compared to last year.

Gross profit

Our gross profit increased by approximately $13.7 million, or 61.7%, from $22.2 million from fiscal 2022 to $35.9 million in fiscal 2023. Gross profit margin was approximately 31.2% in fiscal 2023, as compared with 25.7% in fiscal 2022. The increase of 5.5% in the gross profit margin was primarily attributable to higher net sales partly due to decreased return, as well as the lower cost of sales due to reduced freight costs in the fiscal 2023 as compared with last year.

Cost of Revenue

Cost of revenue on UTVs, ATVs and electric bikes increased by approximately $12.4 million, or 21.7%, from $57.4 million from fiscal 2022 to approximately $69.9 million in fiscal 2023 and gross profit increased by approximately $12.8 million, or 62.4%, from $20.6 million from fiscal 2022 to approximately $33.4 million in fiscal 2023. Gross profit margin increased by 6.0%, from 26.4% from fiscal 2022 to 32.4% in fiscal 2023. The increased cost of revenue was in line with the increase in sales. The increase in gross profit margin was mainly due to a significant decline in global container freight since mid-2022. Our freight costs dropped in the fiscal 2023 when compared with last year.

Cost of revenue on Pontoon Boats increased by approximately $2.4 million, or 34.3%, from $6.9 million from fiscal 2022 to approximately $9.2 million in fiscal 2023, and gross profit increased by $0.9 million, or 53.4%, from $1.6 million from fiscal 2022 to approximately $2.5 million in fiscal 2023. Gross profit margin increased by 2.1%, from 19.0% from fiscal 2022 to 21.1% in fiscal 2023.

Selling expenses

Our selling expenses mainly include warranty expense, advertising and promotion expense, shipping and handling fee and merchant service fee. It increased by approximately $1.1 million, or 12.6%, from $8.7 million from fiscal 2022 to approximately $9.8 million in fiscal 2023, representing 8.5% and 10.0% of our total revenue in fiscal 2023 and fiscal 2022, respectively. Approximately $2.1 million in warranty expenses were recognized for fiscal 2023, increased by $0.7 million from $1.4 million in Fiscal 2022 as a result of increase in sales. Increased shipping and handling fee by approximately $0.8 million, from $4.1 million in Fiscal 2022 to approximately $4.9 million in fiscal 2023, as a result of increased sales also contributed to the increase in selling expense.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fee, office expenses, travel expenses, insurance expenses, and depreciation expenses. General and administrative expenses increased by approximately $4.3 million, or 47.9%, from $8.9 million from fiscal 2022 to approximately $13.2 million in fiscal 2023. The increase was mainly due to increased salaries and benefits and professional fees. Our general and administrative expenses represented 11.5% and 10.3% of our total revenue in fiscal 2023 and fiscal 2022, respectively.

Our salaries and benefits increased by approximately $1.0 million or 25.8%, from $4.0 million from fiscal 2022 to approximately $5.0 million in fiscal 2023, representing 38.0% and 44.7% of our total general and administrative expenses in fiscal 2023 and fiscal 2022, respectively. The significant increase was mainly due to the Company recruiting more back office employees in customer service, administrative department and IT department to support the growth of business.

Our professional fee increased by approximately $1.2 million or 82.9%, from $1.4 million from fiscal 2022 to $2.6 million in fiscal 2023, representing 20.0% and 16.2% of our total general and administrative expenses in fiscal 2023 and fiscal 2022, respectively. The increase was mainly due to legal fees arising from ongoing lawsuits.

Interest expenses

Our interest expense decreased by approximately $0.3 million or 37.4%, from $0.8 million from fiscal 2022 to approximately $0.5 million in fiscal 2023. The decrease in interest expense was mainly due to we lowered the loan balance during the year in light of increasing interest rate and repaid all the loan balance in November 2023.

Other income, net

Our other income was approximately $0.1 million in fiscal 2023, as compared with other income of $0.4 million in fiscal 2022, decreased by approximately $0.3 million, or 63.4%. The decrease was primarily due to lower insurance claims. We received income from insurance claims of $33,042 and $200,000 in fiscal 2023 and 2022, respectively.

Income before income taxes

We had income before income taxes of approximately $12.5 million and $4.2 million in Fiscal 2023 and 2022, respectively. The increase was primarily attributable to the increase of revenue by approximately $28.5 million and gross profit by approximately $13.7 million, which was partly offset by increase of general and administrative expenses by approximately $4.3 million, as well as other expenses as discussed above.

Provision for income taxes

The income tax expense was approximately $2.1 million for fiscal 2023. We had no provision for income taxes for fiscal 2022, as before the Reorganization, Massimo Motor Sports and Massimo Marine both elected to be taxed as an “S Corporation” under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, Massimo Motor and Masson Marine are not subject to federal income tax and Texas state tax. Taxable income “passes through” to the personal tax returns of the owners. Therefore, no provision or liability for income taxes for Massimo Motor and Massimo Marine for fiscal 2022.

Net income

We had net income of approximately $10.4 million and $4.2 million in fiscal 2023 and 2022, respectively. The increase was primarily attributable to the increased revenues and gross as discussed above.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-K to be filed by the Registrant.

Massimo Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Yunhao Chen
Yunhao Chen
Chief Financial Officer